FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION STATEMENT No. 333-207740

RESOURCE APARTMENT REIT III, INC.
SUPPLEMENT NO. 11 DATED SEPTEMBER 18, 2018
TO THE PROSPECTUS DATED JULY 3, 2017

This document supplements, and should be read in conjunction with, the prospectus of Resource Apartment REIT III, Inc. dated July 3, 2017, as supplemented by Supplement No. 1 dated April 27, 2018, Supplement No. 2 dated May 16, 2018, Supplement No. 3 dated June 22, 2018, Supplement No. 4 dated June 29, 2018, Supplement No. 5 dated July 10, 2018, Supplement No. 6 dated July 24, 2018, Supplement No. 7 dated July 27, 2018, Supplement No. 8 dated August 10, 2018, Supplement No. 9 dated August 16, 2018, and Supplement No. 10 dated August 30, 2018. As used herein, the terms “we,” “our” and “us” refer to Resource Apartment REIT III, Inc. and, as required by context, Resource Apartment OP III, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	our acquisition of an apartment community located in Riverview, Florida; and

•	our entry into a mortgage loan secured by such property.

Property Acquisition

On September 14, 2018, we, through a wholly-owned subsidiary, purchased an apartment community located in Riverview, Florida (the “Florida Property”) from an unaffiliated seller. The Florida Property is an apartment community with 204 units and amenities, including a swimming pool, clubhouse, a fitness center, and a dog park. The Florida Property encompasses 205,471 rentable square feet.

The Florida Property was constructed in 1990 and is currently 93% leased. The average occupancy rate of the Florida Property, calculated using financial information provided by the seller, for the past five years was as follows:

Year	Occupancy Rate
2017	92.2%
2016	94.5%
2015	95.3%
2014	93.9%
2013	95.7%

The average effective monthly rental rate per unit, calculated as the monthly contractual base rental income, net of free rent, divided by the average units leased, using financial information provided by the seller, for each of the past five years was as follows:

Year	Effective Monthly Rent
2017	$921
2016	$969
2015	$941
2014	$874
2013	$854

The contract purchase price for the Florida Property is $28.7 million, excluding closing costs. We funded the purchase price with proceeds from this offering and the proceeds from a mortgage loan discussed below. In connection with the acquisition of the Property, we incurred $734,209 in acquisition and debt financing fees payable to our Advisor and $26,248 of acquisition expenses reimbursable to our Advisor and its affiliates, pursuant to our Advisory Agreement.

We believe that the Florida Property is suitable for its intended purpose and adequately insured; however, we intend to make certain renovations to the unit interiors of the Florida Property.

Mortgage Loan

On September 14, 2018, we, through a wholly owned subsidiary, entered into a seven-year secured mortgage loan with CBRE Capital Markets, Inc., an unaffiliated lender, for borrowings of approximately $21.8 million secured by the Florida Property (the “Florida Property Mortgage Loan”). The Florida Property Mortgage Loan matures on October 1, 2025. The Florida Property Mortgage Loan bears interest at a fixed rate of 4.36%. Monthly payments are interest only for the first three years. Beginning on November 1, 2021, we will pay both principal and interest based on 30-year amortization. Any remaining principal balance and all accrued and unpaid interest and fees will be due at maturity.
After any lockout period (if any), prepayment in full is permitted on any scheduled payment date, provided a prepayment premium is paid. The prepayment premium will be based on the greater of (i) the yield maintenance prepayment formula and (ii) 1% of the amount of the principal being repaid, for any prepayment made prior to October 1, 2023. The prepayment premium will be 1% of the amount of principal being repaid for any prepayment made from (and including) October 1, 2023 through June 30, 2025. No prepayment premium is required after July 1, 2025. The non-recourse carveouts under the loan documents for the Florida Property Mortgage Loan are guaranteed by us.